

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2012

Via E-Mail
Ms. Hua Hui
Chief Financial Officer
Apollo Solar Energy, Inc.
No. 485 Tengfei Third Road,
Shuangliu, Chengdu
People's Republic of China 610207

> **Re:** **Apollo Solar Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed May 16, 2012**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2012**
> **Filed August 14, 2012**
> **Response dated August 17, 2012**
> **File No. 000-12122**

Dear Ms. Hua Hui:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter ended June 30, 2012

Financial Statements

Note 5. Equity Method Investment in Joint Venture, page 8

We note your disclosures indicating that you recognized a gain of $2,040,651 related to your investment in joint venture during the quarter ended June 30, 2012 following the guidance of FASB ASC Subtopic 805-40. Please address the following points:

- Tell us why you believe that the accounting guidance related to reverse acquisitions is applicable to the recognition of gain on an investment in joint venture under US GAAP.

- Clarify whether your joint venture with Bengbu Design & Research Institute and the local Chinese government agency is a corporate joint venture as defined by FASB ASC Subtopic 323-10-20.

- Explain how your recognition of the gain on investment in joint venture complies with FASB ASC paragraph 323-10-35-13.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining